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                             July 11, 2023

       Tristan Yopp
       Chief Financial Officer
       Bluescape Opportunities Acquisition Corp.
       300 Crescent Court, Suite 1860
       Dallas, TX 75201


                                                        Re: Bluescape
Opportunities Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-39666

       Dear Tristan Yopp:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Certifications in Exhibits 31.1 and 31.2, page 78

   1. We note that the officer certifications in your annual and subsequent interim reports omit the language prescribed
by Item 601(b)(31)(i) of Regulation S-K, concerning
                                                        responsibility for
establishing and maintaining internal control over financial reporting, which should appear in
paragraphs 4 and 4(b) of the certifications.

                                                        Please file amendments
to your Form 10-K and subsequent interim report on Form 10-Q to include
certifications from your Chief Executive and Chief Financial officers that include all of the
required language. Your amendments should each include an
                                                        explanatory note,
related disclosures and financial statements.
 Tristan Yopp
Bluescape Opportunities Acquisition Corp.
July 11, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Staff Accountant at (202) 551-3752 with any questions.



FirstName LastNameTristan Yopp                        Sincerely,
Comapany NameBluescape Opportunities Acquisition Corp.
                                                      Division of Corporation
Finance
July 11, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName